Exhibit 99.1

FORM 51-102F3
NATIONAL INSTRUMENT 51-102

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.	Name and Address of Company

Olympus Pacific Minerals Inc.
Suite 500 - 10 King Street East
Toronto, Ontario M5C 1C3

Item 2.	Date of Material Change

A material change took place on July 14, 2010 and July 15, 2010.

Item 3.	News Release

On July 15, 2010, a news release in respect of the material change was released by telecopier through the facilities of Marketwire.

Item 4.	Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.	Full Description of Material Change

A full description of the material change is contained under Item 4.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

David A. Seton
Chairman and Chief Executive Officer
Telephone: (416) 572-2525

Item 9.	Date of Report

July 16, 2010.

SCHEDULE “A”

News Release

OLYMPUS ANNOUNCES RE-FILING OF CONTINUOUS DISCLOSURE DOCUMENTS

Toronto, July 15, 2010 – Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) announced today that it has filed restated financial statements, restated management discussion and analysis (“MD&A”) as well as certifications of the Chief Executive Officer and the Chief Financial Officer for the 6 month period ended June 30, 2009 and the financial year ended December 31, 2009 and the Company has also filed restated management discussion and analysis (“MD&A”) as well as certifications of the Chief Executive Officer and the Chief Financial Officer the 3 month period ended March 31, 2010 (collectively, the “Continuous Disclosure Documents”) at the request of the Ontario Securities Commission as a result of their continuous disclosure review of the Company’s filings.
The Company also re-filed Form 20-F (the “2008 Form 20-F”) for the financial year ended December 31, 2008. at the request of the United States Securities Exchange Commission (“SEC”).

The Corporate Finance branch of the Ontario Securities Commission has recently selected Olympus for an issue oriented review of its continuous disclosure record to assess compliance with certification requirements outlined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109 or Certification Instrument which came into effect December 15, 2008).

The principal changes pertaining to the re-filing relate more detailed descriptions and expanded explanations concerning corrections resulting from a one-off clerical error made in its Vietnam operations in the first half of 2009 and which caused the Company to previously re-file its interim financial statements for June 30, 2009 as well as certifications of the Chief Executive Officer and the Chief Financial Officer for this period on November 12, 2009.  The financial data remains unchanged from the November 12, 2009 and subsequent filings; the explanations, however, have been extended upon. At the time of re-filing, the Company did not file a news release disclosing the nature and substance of the change as required under item 11.5 of NI 51-102.

In 2009, the Company produced and sold gold while two of its Vietnamese mine sites were considered to still be in the development stage.  Under Canadian GAAP funds earned from gold sales and the associated costs incurred during the pre-production stage are offset against deferred development expenditure.  On the original reporting the Company recognized the gold sales and associated costs in the profit and loss account as revenue and the associated costs of earning that revenue.  On re-filing, the interim financial statements were restated in accordance with Canadian GAAP to offset these gold sales and associated costs against deferred development expenditure.
At January 1, 2009, the Company changed its functional and reporting currency to US Dollars.  The translation of the December 31, 2008 financial reports into US Dollars gave rise to a foreign currency translation difference that required restatement of the 2009 opening balances of the 2009 interim financial statements.

In 2009, the Company issued options which were originally treated as equity awards valued on their issue date.  However, the options issued resulted in the total number of options outstanding exceeding the maximum number of options permitted to be granted under the terms of the Company’s stock option plan.  As such, an accounting grant date had not occurred for portions of the award.  A liability has been recognized for amounts owing should the Company be unable to issue the equity award.

The OSC continuous disclosure review concluded that the certifications of the Chief Executive Officer and Chief Financial Officer should have concluded that the internal control over financial reporting (“ICFR”) was ineffective also triggering related MD&A disclosure. The concurrently filed certifications of the Chief Executive Officer and Chief Financial Officer reflect the conclusion that the ICFR was ineffective.

Management further reviewed the error made in 2009 that caused the Company to re-file its financial statements and concluded that, as of June 30, 2009, the Company lacked sufficient personnel with required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting required modification and were considered ineffective in terms of National Instrument 52-109. Accordingly, Company Management appointed an experienced Group Controller and an Internal Control Coordinator to address the issue to address the need for additional resources to support the disclosure controls and financial reporting requirements within the organization.

The 2008 Form 20-F was restated in relation to the description of the differences between Canadian GAAP and US GAAP described in Note 16 of the financial statements for the financial year ended December 31, 2008.  The restated Note 16 better describes the differences between Canadian GAAP and US GAAP in relation to the treatment of Exploration and Development Expenditures. The reconciliation between Canadian GAAP and US GAAP was restated to properly reflect the impact of sales and associated costs while projects in Vietnam were not in production.  Full details are provided under point (c) of Note 16 of the financial statements for the financial year ended December 31, 2008.

The re-filed Continuous Disclosure Documents have been posted on SEDAR and may be viewed at www.sedar.com.

Olympus Pacific Minerals Inc. is a diversified SE Asia gold production and exploration company with four core properties in Vietnam and East Malaysia. The Company is committed to its vision of producing gold from its reserves and making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

Peter Tiedemann
Chief Financial Officer

For further information contact:

James W. Hamilton
Vice-President, Investor Relations
Office:  (416) 572-2525
Toll Free:  1-888-902-5522

Fax:  (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.